SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Juscelino Kubitschek 1830 |03º andar| Conj. 32 Torre 2 - Cond. São Luiz
São Paulo, SP, 04543- 000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ 01.545.826/0001-07

NIRE 35.300.147.952

PUBLICLY-HELD COMPANY

MATERIAL FACT

GAFISA S.A. (B3: GFSA3; OTC: GFASY) (“GAFISA” or “Company”), in continuity with Material Facts and Notices to the Market released on December 16, 2019, February 17, 2020, March 2, 2020, and March 26, 2020, informs its shareholders and the market, the following:

Loss Absorption

1.    Today the Call Notice for the Company’s Annual and Extraordinary Shareholders’ Meeting was published, scheduled for April 30, 2020, which, among other matters, will resolve on the capital decrease to absorb accumulated losses, thus, allowing the Company to distribute dividends in years when it recorded a profit.

Share Buyback

2.    On the same date of the Meetings mentioned above, the Extraordinary Shareholders’ Meeting was summoned to deliberate on the proposal for shareholders’ approval of a new Share Buyback Program of the Company, in line with Material Fact of March 27, 2020.

UPCON Transaction

3.    Also, the agenda of the Company’s Extraordinary Shareholders’ Meeting mentioned in item 2 includes a proposal for approval of the acquisition of all shares issued by UPCON Incorporadora S.A., which shall take place through purchase and sale of all shares issued by UPCON (“UPCON”), in the total amount of R$208,975,968.20 whose price shall be paid by means of credit registered by the Company to current UPCON shareholders (“UPCON Shareholders”) who, thereafter, shall capitalize the amount of (i)        R$175,625,969.20 on the Company’s capital increase; (ii) R$33,350,000.00 in the payment of the first series of convertible debentures, whose main characteristics (“Transaction” and “UPCON A Debentures”, respectively). This Transaction also involves a second issue of convertible debentures, in the amount of thirty-three million and three hundred thousand Reais (R$33,300,000.00) subscribed through credit held against the Company by one of UPCON Shareholders (“UPCON B Debentures”).

4.    The transaction involving the Company and UPCON had its structure adjusted from already disclosed, and maintained two basic concepts: (i) UPCON will be converted into the Company’s wholly-owned subsidiary, as provided for in Article 251 of Law No. 6.404/76 (“LSA”); and (ii) the transaction only envisages shares issued by the Company as payment, not using cash resources. The adjustment to the transaction structure mainly addressed the impacts of recent events in financial and capital markets of the country and abroad.

5.    Considering that GAFISA and UPCON operate in the same sector, their combination represents synergy gains and new opportunities created between their respective activities, thus, enabling lean financial, technical and operational costs, creating value for shareholders and in the markets where they operate. UPCON has a landbank in line with GAFISA’s strategic planning with attractive profitability, and three (3) projects were already identified as GAFISA’s interest, namely: (i) Constantino project to be developed in the real estate located in the district of Campo Belo, estimating a potential sales value (“PSV”) of, approximately, R$264,000,000.00, (ii) Jaú project to be developed in the real estate located in the district of Jardins, estimating a PSV of, approximately, R$133,000,000.00; and (iii) Sabiá project to be developed in the real estate located in the district of Moema, estimating a PSV of, approximately, R$ 146,000,000.00.

6.     The Company’s Board of Directors’ Meeting which resolved on the call for the General Meeting also resolved on a proposal for the Company’s capital increase of R$310,001,000.00, aiming at providing the resources available for UPCON acquisition, also for working capital financing, seeking to reinforce the Company’s capacity of implementing its new projects, and honor other obligations already assumed.

7.    Both in the subscription of the capital increase and the subscription of UPCON A Debentures and UPCON B Debentures, the Company’s shareholders shall be ensured the preemptive right, within thirty (30) days, as of the date of publication of appropriate Notice to Shareholders, pursuant to Article 171, Paragraph 2 of the Brazilian Corporation Law. All the shares to be issued and       subscribed by current UPCON shareholders (“UPCON Shareholders”) shall have a 12-month lock-up period.

8.    Considering the experience of UPCON Shareholders in the same areas of activity of GAFISA, Messrs. Guilherme Benevides and Fabio Romano were already elected to compose the Board of Executive Officers and Mr. Gilberto Benevides shall be appointed to compose the Company’s Board of Directors.

9.     GAFISA and UPCON are convinced that the Transaction poses a great opportunity in the conduction of their activities, thus, enabling more favorable conditions to preserve and add value for all shareholders of the Company.

Copies of financial reports used by the Company for UPCON Transaction, besides the main characteristics of UPCON A and B Debentures, and other information listed above, will accompany the Management Proposal to be made available on this date.

São Paulo, March 31, 2020.

GAFISA S.A.

Ian Andrade

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 1, 2020

Gafisa S.A.

By:	/s/ Ian Andrade
Name: Ian Andrade Title: Chief Financial Officer